UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 11, 2023, Golden Heaven Group Holdings Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Revere Securities LLC and R.F. Lafferty & Co., Inc., as representatives of the several underwriters listed on Schedule 1 to the Underwriting Agreement (the “Representatives”), relating to the Company’s initial public offering (the “IPO”) of 1,750,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”).

On April 14, 2023, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-268166), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 4, 2022, as amended, and declared effective by the SEC on March 30, 2023. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “GDHG” on April 12, 2023.

In connection with the IPO, the Company issued a press release on April 12, 2023 announcing the pricing of the IPO and a press release on April 14, 2023 announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement, the two press releases, the Audit Committee Charter, the Compensation Committee Charter, and the Nominating and Corporate Governance Committee Charter are attached hereto as Exhibits 10.1, 99.1, 99.2, 99.3, 99.4, and 99.5, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement are subject to, and qualified in their entirety by, such document.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: April 17, 2023	By:	/s/ Qiong Jin
	Name:	Qiong Jin
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting Agreement dated April 11, 2023 by and between the Company and the Representatives

99.1	Press Release on Pricing of the Company’s Initial Public Offering

99.2	Press Release on Closing of the Company’s Initial Public Offering

99.3	Audit Committee Charter

99.4	Compensation Committee Charter

99.5	Nominating and Corporate Governance Committee Charter

3